

October 29, 2014

Via E-mail
Stephen P. Smith
Chief Executive Officer
Columbia Pipeline Partners, LP
5151 San Felipe St., Suite 2500
Houston, Texas 77056

> **Re:** **Columbia Pipeline Partners LP**
> **Registration Statement on Form S-1**
> **Filed September 29, 2014**
> **File No. 333-198990**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please expand your disclosure about the proposed spin-off of NiSource's natural gas pipeline and related businesses to address its potential significance to and impact on your company and its related businesses or tell us why you believe such disclosure would not be material to investors. In this regard, we note your existing risk factor disclosure concerning possible effects of the spin-off on credit ratings as well as recruitment and retention.

Prospectus Summary, page 1

Overview, page 1

2. Please add to your discussion of organic growth opportunities at the top of page 2 a cross-reference to the "System Expansion Opportunities" discussion on page 6, if this latter

discussion is in fact providing detail about the aforementioned organic growth opportunities. In addition, please clarify, if true that the reference to $4.0 billion at the top of page 2 refers to estimated capital costs and not to anticipated revenue generation of some period, as the reference is made in the context of a statement discussing your expectations for increasing revenue.

Our Relationship with Our Sponsor, page 8

3. We note your disclosure on page 9 that your relationship with your sponsor is "a source of potential conflicts." Please revise your disclosure to clarify that there are no assurances that you will benefit from your relationship with your sponsor.

Risk Factors, page 25

Certain tax sharing and other transaction agreements with NiSource…, page 28

4. Please revise this risk factor to describe how your ability (as opposed to HoldCo's ability, which is the current focus of the risk factor) to take certain actions may be limited and please provide representative examples of such actions. In addition, please describe how you (as opposed to HoldCo) may be required to indemnify NiSource for significant tax liabilities and quantify through the use of an estimate range or other appropriate measure what you mean in this context by "significant."

The current Columbia Gulf and Columbia Gas Transmission…, page 38

5. Please revise this risk factor to provide examples of how the current age of sections of the pipeline could result in a material adverse impact on your business, financial condition and results of operation.

Capitalization, page 57

6. We note your tabular presentation of capitalization on a historical basis and after the offering. To more clearly highlight the changes in capitalization resulting from the receipt and use of net proceeds, tell us how you considered presenting an additional column for predecessor historical as adjusted. In this regard, we note that your predecessor historical financial statements include certain net assets that will not be contributed to you and exclude certain net assets that will be contributed to you; therefore, the difference between the predecessor historical capitalization and pro forma capitalization as currently disclosed encompasses more than simply the receipt and use of proceeds.

Stephen Smith
Columbia Pipeline Partners LP
October 29, 2014
Page 3

Dilution, page 58

7. Please refer to your tabular calculation of dilution per share on page 58. We note that footnotes (1) and (2) both refer to pro forma net tangible book value although one calculation is net tangible book value before the offering and the other calculation is net tangible book value after the offering. To avoid confusion for your readers and to maintain consistency with the presentation of information in your pro forma financial statements beginning on page F-2, please change the terminology in footnote (1) and the related line item in your calculation of dilution per share to use a term similar to predecessor historical as adjusted net tangible book value.

8. We note that a portion of your proceeds will be used to make a distribution to CEG as a reimbursement of preformation capital expenditures. Since this distribution is not captured in the predecessor historical financial statements and therefore will not be included in the calculation of predecessor historical net tangible book value per common unit, it appears that the line item within your calculation of dilution that will capture the impact of this distribution is the line captioned "Increase in net tangible book value per common unit attributable to purchasers in the offering." Please revise your calculation of dilution so that the increase in net tangible book value resulting from the receipt of net proceeds is presented separately from the decrease in net tangible book value resulting from the payment of this distribution.

9. We note your tabular presentation of the total consideration contributed to you by your sponsor and by the purchasers of common units in this offering as seen on page 59. When you populate this table, please ensure the effective consideration paid by CEG is not merely the book value of the contributed net assets as seen in the predecessor historical as adjusted financial statements; also consider that the distribution paid to CEG out of the offering proceeds will reduce its effective consideration paid for your equity.

Cash Distribution Policy and Restrictions on Distributions, page 60

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2015, page 66

10. We note that your calculation of estimated cash available for distribution adds back the cost of your expansion capital expenditures because you expect to fund them from borrowings rather than from cash generated from your operations. Please revise your narrative discussion of these capital expenditures on page 72 to clarify to your readers, if true, that the debt facilities available to you at closing are expected to be fully drawn down to fund expansion capital expenditures during the 12 months ending September 30, 2015; you do not currently have additional debt facilities secured; and there is no guarantee that expansion capital expenditures incurred after September 30, 2015 could be funded from borrowings. We believe it is important to clarify in this section of your document the risk that one of your largest areas of expenditure could need to be funded

from operating cash flows in the future, which would significantly reduce the amount of cash available to distribute to unit holders, and as a result, the calculation of available cash for this particular 12 month period may not be representative of future periods.

Management's Discussion & Analysis, page 91

11. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your disclosure on page 31 that "[a]t present, Columbia Gas Transmission recovers these costs in rates, but recovery of these costs ceases on January 31, 2015. After January 31, 2015, Columbia Gas Transmission will continue to incur the cost of PCB remediation, but without the ability to collect on these costs, the amount of which could be significant." See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 103

Investing Activities, page 105

12. Due to the significance of your maintenance capital expenditures, expansion capital expenditures and investing capital expenditures on your results of operations and distributions, please revise your table to present the expenses for these three categories for all periods presented as well as the estimate for fiscal year 2014. Also, please reconcile the amounts presented on the table to your cash expenditures line item on your statement of cash flows for all periods presented.

13. We note your disclosure on pages 42 and 77 that cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investments capital expenditures or expansion capital expenditures by your general partner. Please tell us how your general partner allocates these costs, including whether it is based on specific identification or an allocation and whether it is by individual asset or by project. Please also tell us whether you incurred expenditures that required allocation by the general partner, and if so, please quantity the portion allocated to each category for all periods presented. Additionally, please tell us whether the $1.5 billion modernization program that is being implemented over the next five years starting in 2013 has been and will be classified as maintenance capital expenditures, expansion capital expenditures or both. Please tell us the basis for the classification of the modernization expenses.

Contractual Obligations, page 106

14. Please revise your contractual obligations table to include estimated interest payments on your long term debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include

these payments, please include a footnote to the table that identifies the excluded item and provides any additional information that is material to understanding your cash requirements. Also, we note on page F-65 that payments made for operating leases in 2013 were $13.4 million which is significantly higher than the minimum rental payments required under your operating leases. If amounts paid for leases include charges such as taxes, insurance and common area maintenance, please consider disclosing in a footnote that these charges are not included in the table and disclose the expense incurred for these items for the most recent fiscal year.

Business Strategies, page 117

15. We note your statements here and elsewhere in your registration statement that "[s]ubstantially all of the $4.0 billion of organic growth projects that we expect Columbia OpCo to complete through the end of the first quarter of 2018 are backed by long-term contracts." Please revise your disclosure to clarify whether you have legally-binding agreements related to these projects, securing such revenue streams, and if necessary please include a corresponding risk factor.

The Partnership Agreement, page 167

Applicable Law; Forum, Venue and Jurisdiction, page 169

16. Please revise the caption to this disclosure to clarify that the jurisdiction is exclusive and to add a reference to the fee-shifting provision described in the last paragraph on page 169. In addition, please tell us what consideration you have given to including risk factor disclosure about the impact of these provisions on investors.

Reimbursement of Expenses, page 180

17. Please provide the approximate estimated amount that you will incur as part of the reimbursements to your general partner. In this regard, we note your disclosure in this section that you will "reimburse [y]our general partner for all direct and indirect expenses it incurs or payments it makes on [y]our behalf and all other expenses," and that "[y]our partnership agreement does not set a limit on the amount of expenses…[that] …may be reimbursed."

Index to Financial Statements, page F-1

Unaudited Pro Forma Combined Financial Statements, page F-2

18. We read on page 36 under the risk factor "Debt that we or Columbia OpCo incur in the future may limit our Columbia OpCo's flexibility to obtain additional financing and to pursue other business opportunities." and elsewhere in the document that Columbia OpCo will enter into a $500 million revolving intercompany line of credit with HoldCo at

the closing of this offering and that a substantial portion may be drawn at closing. Please tell us why this transaction is not included in your pro forma financial statements or listed as a formation transaction on page 11 and elsewhere in the document. Furthermore, please tell us whether this will be reflected in capitalization on page 57.

19. We read on page 104 that NiSource will make a capital contribution to CEG and its subsidiaries which will be used to retire a substantial portion of the intercompany indebtedness with NiSource Finance. We assume this relates to footnote (f) of your pro forma financial statements which states that a total of $1.2 billion of affiliate short-term borrowings and long term debt will be assumed by an affiliate of NiSource as of June 30, 2014. If our assumption is correct, please tell us why this transaction is not disclosed as a formation transaction on page 11 and elsewhere in your document. Furthermore, please tell us whether this will be reflected in capitalization on page 57.

Audited Historical Financial Statements, page F-29

20. We note that the Predecessor is comprised of NiSource's Columbia Pipeline Group Operations reportable segment. Please explain why the amount of total assets presented in the segment disclosure on page 125 of NiSource's December 31, 2013 Form 10-K differs from the amount of total assets presented on your balance sheet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen Smith
Columbia Pipeline Partners LP
October 29, 2014
Page 7

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson   for

Mara L. Ransom
Assistant Director

cc: Gillian Hobson, Esq.
        Vinson & Elkins, LLP